SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 31, 2004

Commission File Number: 0-18760

UNILENS VISION INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation)

1910-400 Burrard Street

Vancouver, British Columbia, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS - MARCH 31, 2004

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the quarterly financial statements and notes thereto. The interim financial statements have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles and United States generally accepted accounting principles. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license speciality lens products from our manufacturing and administrative facility in Largo, Florida. Our lens business is broken down into the following five categories: (i) Soft lathe-cut multifocals; (ii) rigid gas permeable (RGP) multifocals; (iii) low vision lenses; (iv) replacement spherical and toric lenses; and (v) soft molded multifocals. Our soft lathe-cut multifocal products consist of the following: the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in a six month planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our RGP products consist of the following: the Unilens RGP™, a multifocal contact lens intended for patients with higher astigmatism who need low to moderate presbyopic correction; and the Unilens RGP Plus™, designed to accommodate wearers requiring higher presbyopic correction. Our low vision lens, the UniVision™ is an aspheric lens which attaches to spectacles for the significantly visually impaired. Our replacement business primarily consists of the Sof-Form brand of toric and spherical lenses acquired from AC, as well as a daily and extended wear lenses marketed under the Lombart brand. Our soft molded multi-focals, the C-Vue, is manufactured for us by a third party utilizing one of our patented soft lens designs. The lens is marketed exclusively in the United States to eye care professionals. The products are marketed as a family of vision correction products that can serve the majority of the populations’ vision correction needs. In mid 2001, we entered into an exclusive worldwide license with Bausch & Lomb for one of our patented multifocal lens designs. Subsequent to June 30, 2002, Bausch & Lomb began paying us a royalty ranging from two to five percent of their sales of products utilizing the licensed technology. Certain information disclosed in this discussion is derived from the Company’s unaudited interim financial statements for the nine month period ended March 31, 2004 (the “Financial Statements”).

The following MDA is for the nine months ended March 31, 2004 (the “Current Period”) and includes relevant information up to May 28th, 2004 (the “Report Date”). In accordance with requirements for the first filing of a report on Form 51-102F1, this discussion also includes information on the Company’s most recently completed year end.

Overall Performance

Revenue derived from our newest multifocal products, the C-Vue, continue to steadily increase and gain market share. Royalty income from the license of our patented multifocal design, is a major component of our profitability, and continues to post strong gains. The renegotiation and elimination of $3.2 million of long term debt during the current fiscal year has restored positive stockholder equity and working capital.

For the year ended June 30, 2003 (the “Current Year”), we recorded net income of $1,558,270 primarily due to the recording of future tax assets expected to be realized coupled with increasing royalty income derived from the license agreement with Bausch and Lomb. During the 9 months ending March 31, 2004 (the “Current Period”) we recorded net income before tax of $3,825,370 primarily due to the elimination of debt that resulted from a settlement agreement, increasing royalty income, and a significant increase in sales of the C-Vue brand of multifocal contact lens products. As at June 30, 2003 we had positive working capital of $1,969,314 as compared to a working capital deficiency of $2,843,009 as at June 30, 2002, primarily due the recording of future tax assets and the above mentioned elimination of debt. Our working capital declined by $1,132,874 to $836,440 during the Current Period, primarily due to the amortization of future tax assets. During the Current Period, we achieved positive shareholders’ equity of $202,105 as compared to a shareholders’ deficiency of $2,137,978 as at June 30, 2003, due to the elimination of debt and operating profits achieved during the Current Period.

Fiscal 2003 (ending June 30 2003) Compared to Fiscal 2002 (ending June 30, 2002)

During the 2003 fiscal year we reported net income of $1,558,270 compared to a net loss of $228,673 for the 2002 fiscal year primarily due to a $1,699,000 income tax benefit that resulted from the recognition of future tax assets expected to be realized. On a before tax basis, we had a decrease in net loss during the 2003 fiscal year of $87,943, as compared to the 2002 fiscal year. This decrease was primarily due to royalty income of $267,652 derived from the license agreement with Bausch & Lomb which was partially offset by a decrease in gross profit of $201,431 in the 2003 fiscal year, as compared to the gross margin in the 2002 fiscal year. Gross margin declined from 37.35% in the 2002 fiscal year to 33.7% in the 2003 fiscal year. The decrease was primarily due to a shift in the product mix to the more competitively priced, lower margin multifocal lenses. Sales during the 2003 fiscal year of $3,129,101 decreased by $234,248 (7.0%), as compared to sales of $3,363,349 during the 2002 fiscal year, due to a decline in soft lathe-cut product lines which was partially offset by increased sales of the our newest product, the C-Vue multifocal.

Sales and marketing expenses for the 2003 fiscal year, as compared to the 2002 fiscal year, increased by approximately $13,246 primarily due to increased advertising and promotional expense associated with the launch of the C-Vue multifocal product. Administrative expenses increased by approximately $11,402, primarily due to increased rental expense and an increase in the reserve for bad debts

We ended our fiscal year 2003 with working capital of $1,969,314 compared with a working capital deficiency of $2,843,009 at the end of the previous year. Working capital increased by $4,812,323 when compared to the previous year, primarily due to the elimination of approximately $3,200,000 in short term debt that was a result of the October 17, 2003 settlement agreement with the lender along with the recognition of approximately $1,500,000 in current future tax assets. Negative cash flow from operating activities totaled $157,633 for the fiscal year ended June 30, 2003 as compared to positive cash flow from operating activities of $48,177 for the fiscal year ended June 30, 2002. During the 2003 fiscal year, we primarily used our cash balance to increase inventories and receivables associated with the launch of our latest product the C-Vue multifocal. We estimate that we will have sufficient resources to fund working capital requirements during the 2004 fiscal year.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc. which has been derived from the our audited financial statements for the fiscal years ended June 30, 2003, 2002, and 2001. These financial statements were prepared in accordance with accounting principles generally accepted in Canada and the United States and are in United States dollars.

As at June 30,	2003 ($)	2002 ($)	2001 ($)
Income Statement Data
Revenues	3,129,101	3,363,349	3,608,797
Income (Loss) from operations	(272,578)	(56,414)	(3,688,370)
Income (Loss) for the year	1,558,270	(228,673)	(166,361)

Loss per common share outstanding:
Income (Loss) for the year	0.41	(0.06)	(0.04)

Balance Sheet Data
Total assets	3,466,586	1,760,879	1,845,188
Working capital (deficiency)	1,969,314	(2,843,009)	(2,452,318)
Long-term liabilities	4,474,576	1,185,081	1,482,166
Total liabilities	5,604,564	5,447,655	5,301,701
Shareholders equity (deficiency)	(2,173,978)	(3,686,776)	(3,456,513)
Share Capital	27,367,615	27,367,715	27,367,715

Dividends	—	—	—

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent. of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $267,652 for the 2003 fiscal year.

In fiscal year 2003 we recorded $1,699,000 in income tax benefits that resulted from the recognition of future tax assets expected to be realized. The recognition of the tax asset increased our net income and working capital during the fiscal year 2003 by $1,699,000 and 1,500,000, respectively. Also in the fiscal year 2003, we reclassified $3.2 million of short term debt to long term which resulted in a increase in working capital of $3.2 million during the 2003 fiscal year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Nine Month Period Ended March 31, 2004	Nine Month Period Ended March 31, 2003
Payroll and benefits	$546,782	$584,938
Raw materials and supplies	734,737	457,790
Allocations and other expenses	511,574	417,263

	$1,793,093	$1,459,991

General and administrative:	Nine Month Period Ended March 31, 2004	Nine Month Period Ended March 31, 2003
Consulting fees	$125,139	$83,439
Bad debts	19,800	19,800
Depreciation and amortization	51,536	54,502
License, taxes, and regulatory fees	44,810	41,800
Office, insurance, and supplies	156,559	152,423
Professional fees	145,007	26,447
Rental and utilities	235,519	227,670
Travel and entertainment	17,776	15,066
Wages and benefits	276,243	221,351
Allocated expenses	(414,172)	(413,031)

	$658,217	$429,467

Sales and Marketing:	Nine Month Period Ended March 31, 2004	Nine Month Period Ended March 31, 2003
Consulting fees	$143,432	$80,191
Depreciation and amortization	488	488
Office, insurance, and supplies	25,082	15,915
Promotion and Advertising	107,210	144,433
Rental and utilities	844	1,046
Travel and entertainment	14,503	23,728
Wages and benefits	178,915	120,215
Allocated expenses	107,768	114,849

	$578,242	$500,865

Common shares issued, options granted, escrowed shares

Common shares issued by the Company during the nine month period ending March 31, 2004:

Date of Issue	Type of Issue	Number of Shares	Price Per Share Cdn$	Total Gross Proceeds Cdn$	Type of Consideration	Commissions Paid
October 16, 2003	Exercise of options	280,000	$0.25	$70,000	Cash	Nil
October 28, 2003	Exercise of options	45,000	$0.25	$11,250	Cash	Nil

Subsequent to March 31, 2004, the Company issued 15,000 common shares on exercise of options at Cdn $.25 per share on April 7, 2004.

Options granted by the Company during the nine month period ending March 31, 2004:

Name	Grant Date	Expiry Date	Number of Shares	Exercise Price
Alfred Vitale	December 9, 2003	December 9, 2008	55,000	$0.62 Cdn.
Michael Pecora	December 9, 2003	December 9, 2008	35,000	$0.62 Cdn.
William D. Baxter	December 9, 2003	December 9, 2008	30,000	$0.62 Cdn.
Nicholas Bennett	December 9, 2003	December 9, 2008	30,000	$0.62 Cdn.
Jerry Falkner (1)	December 9, 2003	December 9, 2008	25,000	$0.62 Cdn.
William Harper	December 9, 2003	December 9, 2008	20,000	$0.62 Cdn.
Josepha Bruno	December 9, 2003	December 9, 2008	15,000	$0.62 Cdn.
Donna Wheeler	December 9, 2003	December 9, 2008	15,000	$0.62 Cdn.
Richard Fulmer	January 16, 2004	January 16, 2009	20,000	$0.62 Cdn.
Alfred Vitale	March 3, 2004	March 9, 2009	30,000	$0.95 Cdn.
Michael Pecora	March 3, 2004	March 9, 2009	20,000	$0.95 Cdn.
William D. Baxter	March 3, 2004	March 9, 2009	15,000	$0.95 Cdn.
Nicholas Bennett	March 3, 2004	March 9, 2009	15,000	$0.95 Cdn.
Sherry Batista	March 3, 2004	March 9, 2009	10,000	$0.95 Cdn.
William Harper	March 3, 2004	March 9, 2009	15,000	$0.95 Cdn.
Josepha Bruno	March 3, 2004	March 9, 2009	10,000	$0.95 Cdn.
Donna Wheeler	March 3, 2004	March 9, 2009	10,000	$0.95 Cdn.

(1)	These options vest in equal instalments on December 9, 2003, March 9, 2004, June 9, 2004, and September 9, 2004.

Shares in escrow or subject to pooling as at March 31, 2004 - None

Results of Operations

Current Quarter

For the three months ended March 31, 2004 (the “Current Quarter”), we recorded net income of $64,047 or $0.02 per share. These results compare with net income of $983 or $0.00 per share for the three months ended March 31, 2003 (the “Prior Quarter”). The increase in net income was primarily due to (i) increase in royalty income of $128,054 derived from the license agreement with Bausch and Lomb. (ii) increase in gross margin of $118,085 on higher sales during the Current Period, which were partially offset by an increase in expenses and income tax expense (amortized tax asset) of $127,622 and $73,082, respectively. The increase in sales was primarily due to significant growth in our C-Vue product lines offset by the expected decline in certain of our soft lathe-cut product lines that are nearing the end of their life cycles. Gross margin increased from 32.8% in the Prior Quarter to 35.8% in the Current Quarter due to a decrease in contract manufactured unit cost.

The increase in expenses during the Current Period, as compared to the Prior Period, was primarily due to increases in sales and marketing expenses of $43,772 and in administration expenses of $82,999. Sales and marketing expenses increased primarily due to increased commissions paid on higher sales to independent sales representatives, increase salary expense associated with an expanded customer support and consultation department, offset by a decrease in trial lens promotional spending . Administration expenses increased primarily due to increased legal, professional and consulting fees associated with obtaining a listing on the OTC Bulletin Board in the United States, as well as increased salary expense associated with the general increase in our activities during the period.

During the nine months ended March 31, 2004, the we generated $378,523 in cash from operations. During the Current Period, the Company used cash of $82,386 for the purchase of capital additions and $127,615 for repayment of debt.

Year to Date

During the nine months ended March 31, 2004 (the “Current Period”) we earned net income of $2,276,173 compared to a net loss of $190,632 for the nine month period ended March 31, 2003 (the “Prior Period”). The increase in profit during the Current Period of $2,466,805, as compared to the Prior Period, was primarily due to i) a one-time gain of $3,224,576 due to the elimination of debt that resulted from a settlement agreement signed with Competitive Technologies Inc. (“Competitive”) on October 17, 2003 (the “Gain on Debt Settlement”), ii) an increase in royalty income of $502,321 derived from the license agreement with Bausch & Lomb., iii) an increase gross margin of $373,061 on higher sales during the Current Period, and (iv) a decrease in interest expense of $103,702; which were partially offset by an increase in income taxes (amortized tax assets) and in expenses, of $1,436,222, and $299,054, respectively The Company records income tax expense as it amortizes a deferred tax asset that resulted from the recognition of income tax loss carry-forwards. Sales during the Current Period were $2,957,395, an increase of $706,163 (31.4%), as compared to sales of $2,251,232 during the Prior Period. The increase in sales was primarily due to significant growth in the Company’s C-Vue Multifocal, which was partially offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. Gross margin increased from 35.1% in the Prior Period to 39.4% in the Current Period due to a favourable shift in product mix to higher margin products and a decrease in contract manufactured unit cost.

The increase in expenses during the Current Period, as compared to the Prior Period, was primarily due to increases in sales and marketing expenses of $77,377 and in administration expenses of $228,750. Sales and marketing expenses increased primarily due to increased commissions paid on higher sales to independent sales representatives, increase salary expense associated with an expanded customer support and consultation department, offset by a decrease in trial lens promotional spending. Administration expenses increased primarily due to increased legal, professional and consulting fees associated with the settlement of a lawsuit commenced by Competitive against the Company, fees associated with obtaining a listing on the OTC Bulletin Board in the United States, as well as increased salary expense associated with the general increase in the Company’s activities during the period.

During the nine months ended March 31, 2004, we generated $626,101 in cash from operations. The Company used cash of $105,830 during the Current Period for the purchase of capital additions. In addition, the Company used cash of $269,085 for financing activities during the Current Period, consisting of $330,834 used for the repayment of debt offset by $61,749 received by the Company from the issuance of common shares on exercise of incentive stock options.

On October 17, 2003, the Company entered into a settlement agreement with Competitive. Under the terms of the agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing instalment note, secured by the assets of the Company. The settlement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb, Inc. during the quarter ending on the payment due date.

On October 28, 2003, the Company exchanged a $450,000 term note with an affiliated company that was currently due in full for a new term note, secured by the assets of the Company. The new note is for the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter beginning January 2004 and maturing April 2008. The Company will pay monthly interest on the unpaid balance at the rate of prime plus 3%. All other terms and conditions of the original contract remain unchanged.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the last quarter for the three months ending on March 31, 2004 are:

	For the Three Months Ending
	Fiscal 2004			Fiscal 2003				Fiscal 2002
	Mar. 31 ($)	Dec. 31 ($)	Sep. 30 ($)	June 30 ($)	Mar. 31 ($)	Dec. 31 ($)	Sep. 30 ($)	June 30 ($)
Total revenues	1,023,340	930,235	1,003,820	877,869	756,866	680,262	814,104	870,050
Operating income (loss) for the quarter	(67,145)	(50,446)	4,616	(85,596)	(57,608)	(142,754)	13,380	35,353
Income (loss) from continuing operations	64,047	2,119,963	92,163	1,748,902	983	(155,321)	(36,294)	21,157
Net income (loss)	64,047	2,119,963	92,163	1,748,902	983	(151,321)	(36,294)	21,157
Income (loss) per common share - continuing operations(1)	0.02	0.52	0.02	0.45	0.00	(0.04)	(0.01)	0.01
Net income (loss) per common share(1)	0.02	0.52	0.02	0.45	0.00	(004)	(0.01)	0.01

(1)	The financial data presented above is derived from the Company’s financial statements, which are prepared in accordance with accounting principles generally accepted in Canada and the United States and in United States dollars.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent. of Bausch and Lomb’s product sales utilizing the technology. We recorded royalty income in the following quarters:

FY’2003 - Dec 31	$37,400
FY’2003 - Mar 31	$84,000
FY’2003 - Jun 30	$146,253
FY’2004 - Sep 30	$206,438
FY’2004 - Dec 31	$205,229
FY’2004 - Mar 31	$212,054

In the quarter ending June 30, 2003 we recorded $1,699,000 in income tax benefits that resulted from the recognition of future tax assets expected to be realized. The recognition of the tax asset increased our net income and working capital during the quarter ending June 30, 2003 by $1,699,000 and 1,500,000, respectively. Also in the fiscal year 2003, we reclassified $3.2 million of short term debt to long term which resulted in a increase in working capital of $3.2 million during the quarter ending June 30, 2003.

On October 17, 2003, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income and the reduction of $3.2 million in long term debt during the quarter ending December 31, 2004.

Liquidity and Capital Resources

Current Quarter

As of March 31, 2004, the Company has a working capital surplus of $836,440 which represents an increase of $34,508 from our working capital at December 31, 2003. Positive cash flow from operating activities totalled $378,523 for the quarter ending March 31, 2004 which was primarily used for the repayment of long term debt of $127,615 and the purchase of capital assets in the amount of $82,386. We estimate that we will have sufficient resources to fund working capital requirements during the 2004 fiscal year.

Year to Date

For the nine months ending March 31, 2004, our working capital surplus decreased, compared to our working capital at June 30, 2003, by $1,132,874, primarily due to the amortization of $1.3 million in current deferred tax assets. Positive cash flow from operating activities totalled $626,101 for the nine months ending March 31, 2004 which was primarily used for the repayment of long term debt of $330,834, offset by $61,749 received by the Company from the issuance of common shares on exercise of incentive stock options and the purchase of capital assets in the amount of $82,386. We estimate that we will have sufficient resources to fund working capital requirements during the 2004 fiscal year.

Related Party Transactions

During the nine months ended March 31, 2004, we incurred $3,360 (2002 - $3,121) in fees to, William Harper, an officer of the Company, for accounting services and incurred interest expense of $26,459 (2003 - $31,500) on a note payable owed to Uniinvest Holdings AG, a related financial institution.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of moulding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these moulded lenses has created significant price competition in the marketplace The reduced cost of the moulded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed a agreement with a third party in 2002 for the supply of moulded soft contact lenses (C-Vue) utilizing our patented design. During the nine months ended March 31, 2004 the Company’s C-Vue brand of products accounted for approximately 38% of sales. The C-Vue brand of products are based on a unique patented design, and is distributed as (i) the C-Vue, a blister-packed box of six lenses sold for frequent replacement, (ii) the C-Vue GP, a Gas Permeable lens, (iii) the C-Vue 55, a custom lathed soft lens manufactured out of a higher water content material. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. The Company expects the sales of the C-Vue brand will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 38% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Alternative suppliers for the manufacturer of the speciality moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Outlook

Revenue and profitability trends remain strong and we anticipate increased market penetration for our C-Vue disposable lens, as well as solid earnings growth for the fiscal year ending June 30, 2004.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. In addition, on January 1, 2004, the Company retained RJ Falkner and Company (“Falkner”) as investor relations counsel. The Company signed a one year agreement with Falkner for a full range of investor relations services including assisting the Company in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. The Company will pay a monthly consulting fee to Falkner during the contract period, will reimburse Falkner for the expenses incurred in providing these services, and has granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of $0.62 Cdn. with a five year term.

Additional	Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on the our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper — Secretary

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Alfred W. Vitale”

ALFRED W. VITALE, PRESIDENT

Financial Statements of

UNILENS VISION INC.

Nine months ended March 31, 2004 and 2003

(unaudited)

Report date – May 28th, 2004

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

MARCH 31, 2004

(expressed in U.S. dollars)

	March 31, 2004	June 30,2003
ASSETS
CURRENT
Cash and cash equivalents	$448,698	$201,329
Accounts receivable	546,989	471,619
Royalties and other receivables	220,757	148,106
Inventories	682,768	727,988
Prepaid expenses	8,725	8,260
Future tax asset	262,778	1,542,000

	2,170,715	3,099,302
PROPERTY, PLANT AND EQUIPMENT	166,852	93,017
OTHER ASSETS	67,979	117,267
FUTURE TAX ASSET	—	157,000

	$2,405,546	$3,466,586

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT
Accounts payable and accrued liabilities	$834,275	$679,988
Current portion of long-term debt (Notes 3 and 4)	500,000	450,000

	1,334,275	1,129,988
LONG-TERM DEBT (Notes 3 and 4)	869,166	4,474,576

	2,203,441	5,604,564
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital (Note 1)	27,429,365	27,367,615
Contribution Surplus	5,980	—
Cumulative translation adjustment	(4,598)	(778)
Deficit	(27,228,642)	(29,504,815)

	202,105	(2,137,978)

	$2,405,546	$3,466,586

Approved by the Directors:

Director: signed “Alfred W. Vitale”

Director: signed “William D. Baxter”

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2004

(expressed in U.S. dollars)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Nine Months Ended March 31, 2004	Nine Months Ended March 31, 2003
INCOME
Sales	$1,023,340	$756,866	$2,957,395	$2,251,232
Cost of sales	656,989	508,600	1,793,093	1,459,991

	366,351	248,266	1,164,302	791,241

EXPENSES
Sales and marketing	192,190	148,418	578,242	500,865
Administration	227,023	144,024	658,217	429,467
Research and development	14,283	13,432	40,818	47,891

	433,496	305,874	1,277,277	978,223

Loss from operations	(67,145)	(57,608)	(112,975)	(186,982)
OTHER ITEMS
Royalty Income	212,054	84,000	623,721	121,400
Other Income	22	1,818	3,303	4,882
Interest (expense) recovery on long-term debt	(7,802)	(27,227)	(26,230)	(129,932)
Gain on forgiveness of debt	—	—	3,224,576	—

	204,274	58,591	3,825,370	(3,650)

Income (loss) before tax	137,129	983	3,712,395	(190,632)
Income tax expense	(73,082)	—	(1,436,222)	—

Net income (loss) for the period	64,047	983	2,276,173	(190,632)
Deficit, beginning of period	(27,292,689)	(31,254,700)	(29,504,815)	(31,063,085)

Deficit, end of period	$(27,228,642)	$(31,253,717)	$(27,228,642)	$(31,253,717)

Income (loss) per common share:
Basic	$0.02	$0.00	$0.56	$(0.05)
Diluted	$0.02	$0.00	$0.56	$(0.05)

Weighted average number of common shares outstanding during the period:
Basic	4,163,815	3,838,815	4,034,815	3,838,815
Effect of dilutive options	—	—	9,489	—
Diluted	4,163,815	3,838,815	4,044,304	3,838,815

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2004

(expressed in U.S. dollars)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Nine Months Ended March 31, 2004	Nine Months Ended March 31, 2003
CASH PROVIDED (USED) BY:
OPERATING ACTIVITIES
Net Income (loss) for the period	$64,047	$983	$2,276,173	$(190,632)
Adjustments to reconcile to net cash provided (used) by operating activities:
Stock-based compensation	2,990	—	5,980	—
Gain on forgiveness of debt	_	—	(3,224,576)	—
Amortization	25,033	27,743	77,204	91,464
Amortization of tax asset	73,082	—	1,436,222	—
Amortization of discount on long-term debt	—	16,791	—	98,337
Net change in non-cash working capital items (Note 2):	213,371	(114,268)	55,098	(270,992)

Cash flows from operating activities	378,523	(68,751)	626,101	(271,823)

FINANCING ACTIVITIES
Repayment of long term debt	$(127,615)	$—	$(330,834)	$—
Issuance of shares	—	—	61,749	—

Cash flows from financing activities	(127,615)	—	(269,085)	—

INVESTING ACTIVITIES
Purchase of capital and other assets	$(82,386)	$(3,205)	$(105,830)	$(19,027)

Cash flows from investing activities	(82,386)	(3,205)	(105,830)	(19,027)

Increase (decrease) in cash	168,522	(71,956)	251,186	(290,850)
Effect of exchange rate changes on cash	(4,292)	(49)	(3,817)	(9)
CASH, BEGINNING OF PERIOD	284,468	161,494	201,329	380,348

CASH, END OF PERIOD	$448,698	$89,489	$448,698	$89,489

Supplemental disclosure of cash flow information:
Cash paid during period for income tax	$—	$—	$—	$—

Cash paid during period for interest	$7,591	$—	$34,196	$—

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

MARCH 31, 2004

(Expressed in U. S. Dollars)

The accompanying financial statements for the interim period ended March 31, 2004 (the “Interim Period”) are prepared on the basis of accounting principles generally accepted in Canada, conform in all material respects with accounting principals generally accepted in the United States and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The financial statements for the Interim Period are not necessarily indicative of the results to be expected for the full year. The financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2003. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1.	SHARE CAPITAL

	Number of shares	Nine Months Ended March 31, 2004	Number of shares	Nine Months Ended March 31, 2003
		Amount		Amount
Common shares issued and outstanding
Balance, beginning of period	3,838,815	$27,367,615	3,838,815	$27,367,615
Exercise of options for cash	325,000	61,750	—	—

Balance end of period	4,163,815	$27,429,365	3,838,815	$27,367,615

Stock Option Plan, Incentive Stock Options, and Warrants

At the December 19, 2003 annual general meeting the shareholders approved and ratified an incentive stock option plan authorizing the issuance of common share purchase options of up to 10% of our issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange. The following table describes the number of shares, exercise price, and expiry dates of the share purchase options, all of which are fully vested, except as indicated below, and share purchase warrants that were outstanding at March 31, 2004:

	Number of Shares	Exercise Price		Expiry Date
Options	30,000	$	Cdn. 0.25	May 6, 2006
Options	10,000		Cdn. 0.25	October 12, 2006
Options (1)	225,000		Cdn. 0.62	Dec. 9, 2008
Options	20,000		Cdn. 0.62	Jan. 16, 2009
Options	125,000		Cdn. 0.95	March 3, 2009
Warrants	Nil	$

(1)	Includes 25,000 options vesting in equal instalments on December 9, 2003, March 9, 2004, June 9, 2004, and September 9, 2004.

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

MARCH 31, 2004

(Expressed in U. S. Dollars)

1.	SHARE CAPITAL (Cont’d)

Stock Based Compensation

As permitted by CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“Section 3870”) for interim periods in fiscal years beginning prior to January 1, 2004, the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued if the exercise price of each option equals or exceeds the minimum of the market value of the shares at the date immediately preceding the date of the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations for the period. The pro-forma results of the use of the Black-Scholes model are presented below. The impact of stock option compensation for consultants for the quarter ending March 31, 2004, and the nine months ending March 31, 2004 was an increase in compensation expense of $2,990, and $5,980 respectively, recorded as a charge to net income.

	Nine-month period ended March 31 , 2004	Nine-month period ended March 31, 2003
Net Income (loss) for the period	2,276,173	$(190,632)
Additional compensation expense using the Black-Scholes Model	(186,288)	(5,455)

Pro forma net income (loss) for the period	2,089,885	$(196,087)

Pro forma net income (loss) per share - basic	0.52	$(0.05)
Pro forma net income (loss) per share - diluted	0.52	$(0.05)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Options granted: Mar 2004	Options granted: Dec 2003	Options granted: Dec 2002
Risk-free interest rate	3.06%	4.12%	3.47%
Expected life of options	5 years	5 years	5 years
Annualized volatility	274%	295%	295%
Dividend rate	0.00%	0.00%	0.00%

2.	CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Nine Months Ended March 31, 2004	Nine Months Ended March 31, 2003
Net change in non- cash working capital items:
Receivables	$78,675	$(70,772)	$(148,020)	$(30,863)
Inventories	49,496	(20,626)	45,220	(229,231)
Other assets	472	11,468	3,614	23,673
Accounts payable and accrued liabilities	84,728	(34,338)	154,284	(34,571)

	$213,371	$(114,268)	$55,098	$(270,992)

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

MARCH 31, 2004

(Expressed in U. S. Dollars)

3.	NOTE PAYABLE, RELATED PARTY

The Company had a note payable with an affiliated company in the amount of $450,000 that was due on January 31, 1995. The Company pays interest on the note monthly at prime plus three percent. On October 28, 2003, this note was amended and the payment terms of the note changed to quarterly installments of $25,000 plus interest starting January 2004 and maturing in April 2008. The following is a schedule of the principal payments required under the amended agreement:

Year ending March 31,
2005	$100,000
2006	100,000
2007	100,000
2008	100,000
2009	25,000

$425,000

The terms and conditions of the above related party debt are not necessarily indicative of the terms and conditions that would have been incurred had comparable transactions been entered into with independent parties. During the nine months ended March 31, 2004, the Company incurred interest expense on this debt of $26,459 (2003 - $31,500).

4.	NOTE PAYABLE

During 1989, the Company acquired substantially all of the assets that comprise its business from Competitive Technologies, Inc. (“Competitive”) through an Asset Purchase Agreement. The purchase price for the business and its assets was $6,000,000 to be paid with $500,000 down and $250,000 per year, increasing at a rate of five percent per year. The Company defaulted on the original obligation and a subsequent Settlement and Forbearance agreement. On October 17, 2003, as a result of pending litigation, the Company entered into a settlement agreement with Competitive. Under the terms of the settlement agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by the assets of the Company. As a result of the settlement agreement, the Company recognized a one-time gain in the second quarter of Fiscal 2004 in the amount of $3,224,576. The settlement agreement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb, Inc. during the quarter ending on the payment due date. During the nine months ending March 31, 2004, the Company made payments of $305,834 on this debt.

The terms of the settlement agreement call for the following minimum payments:

Year ending March 31,
2005	$400,000
2006	400,000
2007	144,166

$944,166

5.	COMPARATIVE FIGURES

Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

Certification of Interim Filings during Transition Period

I, Alfred Vitale, President and Chief Executive Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: May 28, 2004

/s/ Alfred Vitale
Alfred Vitale
President and Chief Executive Officer

Certification of Interim Filings during Transition Period

I, Michael Pecora, Chief Financial Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: May 28, 2004

/s/ Michael Pecora
Michael Pecora
Chief Financial Officer